

January 27, 2014

<u>Via Facsimile</u>
Mr. Kelvin Chak
President and Chief Executive Officer
Apolo Gold & Energy, Inc.
9th Floor Kam Chung Building
19-21 Hennessy Road
Wanchai, Hong Kong

      Re: Apolo Gold & Energy, Inc.
              Form 8-K
              Filed January 22, 2014
              File No. 000-27791

Dear Mr. Chak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed on January 22, 2014</u>

<u>Item 4.01(a) Previous Independent Accountants</u>

1.   Please revise and disclose whether the accountants report on the financial statements for the past two years contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, accounting principles and describe the nature of each, as applicable. See Item 304(a)(1)(ii) of Regulation S-K. In doing so we would expect you to describe that the accountants report contains the explanatory language about the entity's ability to continue as a going concern.

2.   Please also include a revised letter from your former accountant stating whether it agrees with the statements made by you in your amendment in response to Item 304(a) and if not, stating the respects to which it does not agree.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Brian V. McAllister

Brian McAllister
Staff Accountant
Office of Beverages, Apparel, and Mining